Exhibit 8.1

LIST OF SUBSIDIARIES

	Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership

Taoping Holdings Limited	British Virgin Islands	100%
Information Security Technology International Co., Limited	Hong Kong	100%
TopCloud Software (China) Co., Ltd.	PRC	100%
Information Security Technology (China) Co., Ltd.	PRC	100%
Information Security IoT Tech. Co., Ltd.	PRC	100%
iASPEC Technology Group Co., Ltd. (“iASPEC”)	PRC	Variable interest entity
Biznest Internet Tech. Co., Ltd.	PRC	100% owned by iASPEC
iASPEC Bocom IoT Tech. Co., Ltd.	PRC	100% owned by iASPEC